UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 6, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens Aktiengesellschaft

Berlin and Munich

Notice of Annual Shareholders’ Meeting 2014

Berlin and Munich, December 2013

To Our Shareholders:

NOTICE IS HEREBY GIVEN

that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (hereinafter “Siemens AG” or “Company”)

will be held on Tuesday, January 28, 2014 at 10:00 a.m. CET, at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, for the following purposes:

Agenda

1.	To receive and consider the adopted Annual Financial Statements of Siemens AG and the approved Consolidated Financial Statements, together with the Combined Management Report of Siemens AG and the Siemens Group, including the Explanatory Report on the information required pursuant to Section 289 (4) and (5) and Section 315 (4) of the German Commercial Code (HGB) as of September 30, 2013, as well as the Report of the Supervisory Board, the Corporate Governance Report, the Compensation Report and the Compliance Report for fiscal year 2013

The materials referred to are available on our website at www.siemens.com/agm. Upon request, copies will be sent to shareholders. In addition, the materials will be available and explained in more detail at the Annual Shareholders’ Meeting. In accordance with the applicable legal provisions, no resolution on Agenda Item 1 is proposed to be adopted, as the Supervisory Board has already approved the Annual Financial Statements and the Consolidated Financial Statements.

2.	To resolve on the appropriation of the net income of Siemens AG to pay a dividend

The Supervisory Board and the Managing Board propose that the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2013 amounting to €2,643,000,000.00 be appropriated as follows:

Distribution of a dividend of €3.00 on each share of no par value entitled to the dividend for fiscal year 2013:	€2,533,038,240.00

Amount carried forward:	€109,961,760.00

The proposal for appropriation of the net income reflects the 36,653,920 treasury shares held directly or indirectly by the Company at the time of the proposal that are not entitled to a dividend pursuant to Section 71b of the German Stock Corporation Act (AktG). Should there be any change in the number of shares of no par value entitled to the dividend for fiscal year 2013 before the date of the Annual Shareholders’ Meeting, the above proposal will be amended accordingly and presented for resolution at the Annual Shareholders’ Meeting, with an unchanged dividend of €3.00 on each share of no par value entitled to the dividend for fiscal year 2013 as well as a suitably amended carryforward.

3.	To ratify the acts of the members of the Managing Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Managing Board in fiscal year 2013 be ratified for that period.

4.	To ratify the acts of the members of the Supervisory Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Supervisory Board in fiscal year 2013 be ratified for that period.

5.	To resolve on the approval of the system of Managing Board compensation

The Annual Shareholders’ Meeting of January 25, 2011 approved the system of Managing Board compensation valid since October 1, 2010, which was the basis for determining the compensation of members of the Managing Board in fiscal year 2013. Following the Supervisory Board’s resolution to revise the system of Managing Board compensation with effect from October 1, 2013, the Annual Shareholders’ Meeting shall also resolve on approval of that system.

In addition to describing the Managing Board compensation for fiscal year 2013, the Compensation Report also describes the compensation system and any changes to it that have been resolved on. This system of Managing Board compensation, which has been in effect since October 1, 2013, shall be the subject matter on which a resolution is to be adopted. The Compensation Report is among the material available on our website at www.siemens.com/agm, copies of which will also be sent to shareholders upon request (see Agenda Item 1). Being part of this material, the Compensation Report will also be available and explained in more detail at the Annual Shareholders’ Meeting.

The Supervisory Board – acting on the recommendation of the Compensation Committee – and the Managing Board propose that the system of Managing Board compensation applicable since October 1, 2013 be approved.

6.	To resolve on the appointment of independent auditors for the audit of the Annual Financial Statements and the Consolidated Financial Statements and for the review of the Interim Financial Statements

On the basis of the Audit Committee’s recommendation, the Supervisory Board proposes that Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart,

a)	be appointed to serve as independent auditors of the Annual Financial Statements and the Consolidated Financial Statements for fiscal year 2014

and

b)	be appointed to review the Financial Statements and the Interim Group Management Report (Sections 37w, 37y of the German Securities Trading Act (WpHG)) for the first half of fiscal year 2014.

7.	To resolve on a by-election to the Supervisory Board

By means of a resolution of the district court (Amtsgericht) of Berlin-Charlottenburg of October 10, 2013, Mr. Jim Hagemann Snabe has been appointed as shareholder representative to the Supervisory Board to succeed Dr. Josef Ackermann who has resigned from the Supervisory Board with effect as from the end of September 30, 2013. In accordance with the application, Mr. Snabe’s term will end with the end of the next regular Annual Shareholders’ Meeting of Siemens AG occurring after the court resolution was taken. Since the term of Mr. Snabe, who was appointed by the court, therefore ends with the end of the Annual Shareholders’ Meeting on January 28, 2014, the Annual Shareholders’ Meeting must elect a shareholder representative to the Supervisory Board.

Pursuant to Sections 96 (1) and 101 (1) of the German Stock Corporation Act (AktG) and pursuant to Section 7 (1) sentence 1 no. 3 of the German Co-determination Act (MitbestG), the Supervisory Board is composed of ten shareholder representatives and ten employee representatives. When electing the shareholder representatives, the Annual Shareholders’ Meeting is not bound by election nominations. The following election nomination is based on the recommendation of the Nominating Committee of the Supervisory Board and takes into account the targets for the Supervisory Board’s composition resolved on September 18, 2013.

The Supervisory Board proposes that

Jim Hagemann Snabe, Copenhagen, Denmark,
Co-Chief Executive Officer of SAP AG and Director of Snabe ApS,

be elected as a shareholder representative to the Supervisory Board, with effect as from the end of the Annual Shareholders’ Meeting. The appointment shall take place pursuant to Section 11 (2) sentence 3 of the Siemens Articles of Association for the remainder of the term of Dr. Josef Ackermann, who has resigned from the Supervisory Board as of the end of September 30, 2013; that is, for a term of office until the end of the Annual Shareholders’ Meeting that ratifies the acts of the members of the Supervisory Board for the third fiscal year following the start of Mr. Snabe’s term of office. The fiscal year in which his term of office begins is not counted.

8.	To resolve on the creation of an Authorized Capital 2014 against contributions in cash and/or contributions in kind with the option of excluding subscription rights, and related amendments to the Articles of Association

The Authorized Capital 2009 resolved on by the Annual Shareholders’ Meeting on January 27, 2009 in Agenda Item 9 and provided for in Section 4 (7) of the Articles of Association expires on January 26, 2014. Therefore, the previous provision concerning the Authorized Capital 2009 contained in Section 4 (7) of the Articles of Association shall be deleted and a new Authorized Capital 2014 shall be created against contributions in cash and/or in kind with the option of excluding shareholders’ subscription rights.

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

a)	The Managing Board shall be authorized to increase the capital stock until January 27, 2019, with the approval of the Supervisory Board, by up to €528,600,000 nominal through the issuance of up to 176,200,000 shares of no par value registered in the names of the holders against contributions in cash and/or in kind. The authorization may also be exercised in installments. The Managing Board shall be authorized, with the approval of the Supervisory Board, to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue.

The Managing Board shall be authorized to exclude shareholders’ subscription rights, with the approval of the Supervisory Board, in the event of capital increases against contributions in kind, particularly in connection with business combinations or the acquisition (including indirect acquisition) of companies, businesses, parts of businesses, participations or other assets or claims for the acquisition of assets, including claims against the Company or any of its consolidated subsidiaries.

In the event of capital increases against contributions in cash, new shares must generally be offered to the shareholders for subscription; they can also be assumed by credit institutions or enterprises within the meaning of Section 186 (5) sentence 1 of the German Stock Corporation Act (AktG) with the obligation that they must be offered to the shareholders for purchase. However, the Managing Board shall be authorized to exclude any shareholders’ subscription rights, with the approval of the Supervisory Board, in the event of capital increases against contributions in cash

•	to the extent necessary for fractional amounts resulting from the subscription ratio,

•

in order to grant holders/creditors of conversion or option rights or respective conversion or option obligations on Siemens shares subscription rights as compensation against the effects of dilution to the extent to which they would be entitled upon exercising such rights or fulfilling such obligations,

•

if the issue price of the new shares is not significantly lower than the stock market price of the Siemens shares already listed. In total, the part of the capital stock mathematically attributable to the shares issued against contributions in cash, with shareholders’ subscription rights excluded in accordance with the provisions of Section 186 (3) sentence 4 of the German Stock Corporation Act (AktG), must not exceed 10% of the capital stock at the time this authorization takes effect or, if this amount is lower, at the time at which it is exercised. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of this authorization up to the time of it being exercised, as well as shares to be issued or granted on the basis of a convertible bond or warrant bond issued during the term of this authorization, with shareholders’ subscription rights excluded in accordance with the provisions of Section 186 (3) sentence 4 of the German Stock Corporation Act (AktG).

The total amount of shares issued in accordance with this authorization, in exchange for contributions in cash and in kind and with shareholders’ subscription rights excluded, may, in mathematical terms, not exceed 20% of the capital stock at the time this authorization takes effect. This limit includes new shares issued by the Company from the Authorized Capital 2011 during the term of this authorization, in exchange for contributions in cash and with shareholders’ subscription rights excluded. It also includes new shares to be issued on the basis of a convertible bond or warrant bond issued during the term of this authorization, with shareholders’ subscription rights excluded.

b)	The previous Authorized Capital 2009 provided for in Section 4 (7) of the Articles of Association shall be deleted and Section 4 (7) of the Articles of Association amended to read as follows:

“7.

The Managing Board is authorized to increase the capital stock until January 27, 2019, with the approval of the Supervisory Board, by up to €528,600,000 nominal through the issuance of up to 176,200,000 shares of no par value registered in the names of the holders against contributions in cash and/or in kind. The authorization may also be exercised in installments. The Managing Board is authorized, with the approval of the Supervisory Board, to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue (Authorized Capital 2014).

The Managing Board is authorized to exclude shareholders’ subscription rights, with the approval of the Supervisory Board, in the event of capital increases against contributions in kind, particularly in connection with business combinations or the acquisition (including indirect acquisition) of companies, businesses, parts of businesses, participations or other assets or claims for the acquisition of assets, including claims against the Company or any of its consolidated subsidiaries.

In the event of capital increases against contributions in cash, new shares must generally be offered to the shareholders for subscription; they can also be assumed by credit institutions or enterprises within the meaning of Section 186 (5) sentence 1 of the German Stock Corporation Act (AktG) with the obligation that they must be offered to the shareholders for purchase. However, the Managing Board is authorized to exclude any shareholders’ subscription rights, with the approval of the Supervisory Board, in the event of capital increases against contributions in cash

•	to the extent necessary for fractional amounts resulting from the subscription ratio,

•

in order to grant holders/creditors of conversion or option rights or respective conversion or option obligations on Siemens shares subscription rights as compensation against the effects of dilution to the extent to which they would be entitled upon exercising such rights or fulfilling such obligations,

•

if the issue price of the new shares is not significantly lower than the stock market price of the Siemens shares already listed. In total, the part of the capital stock mathematically attributable to the shares issued against contributions in cash, with shareholders’ subscription rights excluded in accordance with the provisions of Section 186 (3) sentence 4 of the German Stock Corporation Act (AktG), must not exceed 10% of the capital stock at the time this authorization takes effect or, if this amount is lower, at the time at which it is exercised. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of this authorization up to the time of it being exercised, as well as shares to be issued or granted on the basis of a convertible bond or warrant bond issued during the term of this authorization, with shareholders’ subscription rights excluded in accordance with the provisions of Section 186 (3) sentence 4 of the German Stock Corporation Act (AktG).

The total amount of shares issued in accordance with this authorization, in exchange for contributions in cash and in kind and with shareholders’ subscription rights excluded, may, in mathematical terms, not exceed 20% of the capital stock at the time this authorization takes effect. This limit includes new shares issued by the Company from the Authorized Capital 2011 during the term of this authorization, in exchange for contributions in cash and with shareholders’ subscription rights excluded. It also includes new shares to be issued on the basis of a convertible bond or warrant bond issued during the term of this authorization, with shareholders’ subscription rights excluded.”

c)	The Supervisory Board shall be authorized to amend Section 4 of the Articles of Association with regard to the respective utilization of the Authorized Capital 2014 as well as after the expiration of the term of the authorization.

9.	To resolve on the cancelation of the authorization to issue convertible bonds and/or warrant bonds dated January 25, 2011 and of the Conditional Capital 2011 as well as on the creation of a new authorization of the Managing Board to issue convertible bonds and/or warrant bonds and to exclude shareholders’ subscription rights, and on the creation of a Conditional Capital 2014 and related amendments to the Articles of Association

In February 2012, the Company made use of its authorization resolved on by the Annual Shareholders’ Meeting on January 26, 2010 under Agenda Item 10, and issued two warrant bonds under facilitated exclusion of subscription rights in accordance with Section 186 (3) sentence 4 of the German Stock Corporation Act (AktG) and thus partially utilized the limit of 10% of the capital stock. Therefore, the Managing Board shall again be authorized to issue further convertible bonds and/or warrant bonds, this time with broader options for use, in particular also in exchange for contributions or considerations in kind, and corresponding Conditional Capital 2014 shall be resolved on. The authorization to issue convertible bonds and/or warrant bonds resolved on by the Annual Shareholders’ Meeting on January 25, 2011 under Agenda Item 13, which has thus far not been exercised, and the corresponding Conditional Capital 2011 in Section 4 (10) of the Articles of Association shall be canceled in order to provide the aforementioned options and to extend the term of the authorization.

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

a)	The authorization to issue convertible bonds and/or warrant bonds resolved on by the Annual Shareholders’ Meeting on January 25, 2011 under Agenda Item 13 is canceled.

b)	The Conditional Capital 2011 resolved on by the Annual Shareholders’ Meeting on January 25, 2011 under Agenda Item 13 and provided for in Section 4 (10) of the Articles of Association in the amount of €270,000,000 is canceled.

c)

The Managing Board shall be authorized to issue bearer or registered bonds in an aggregate principal amount of up to €15,000,000,000 with conversion rights (convertible bonds) or with bearer or registered warrants attached (warrant bonds), or a combination of these instruments, entitling the holders/creditors to subscribe to up to 80,000,000 new shares of Siemens AG of no par value registered in the names of the holders (“Siemens shares”), representing a pro rata amount of up to €240,000,000 of the capital stock (hereinafter referred to as “bonds”). The terms and conditions of the bonds and/or warrants may provide for delivery of Siemens shares from conditional capital, in particular the new Conditional Capital 2014 to be created in connection with this authorization, but also for delivery exclusively or, alternatively, at the option of the Company, with Siemens shares from an authorized capital or from existing treasury shares, or treasury shares to be acquired, of Siemens AG or one of its consolidated subsidiaries. The terms and conditions of the bonds and/or warrants may also provide for mandatory conversion or an obligation to exercise the option rights or a put option of the issuer to deliver Siemens shares (and any combination of the foregoing), in each case at any point in time, especially also at the end of their term. The bonds may be issued in exchange for contributions in cash, but also contributions in kind, in particular a participation in other companies. Warrant bonds may be issued also in exchange for consideration in kind to the extent that the terms and conditions of the warrants provide for full payment in cash of the option price per Siemens share upon exercise, for example as consideration for the transfer of warrant bonds issued by Siemens Financieringsmaatschappij N.V., Den Haag, Netherlands, in February 2012 under the guarantee of Siemens AG which will become due in 2017 and 2019, respectively, together with the pertaining warrants issued by Siemens AG. If applicable, this also comprises the indirect issue of such bonds with the involvement of a bank if the procedure chosen would not constitute under the circumstances an issue in exchange for cash consideration due to the payment of the issue price – made at the same time to such bank – for the new bond on the one hand and the payment of the purchase price for the old bond on the other. The authorization shall also include the option to assume the guarantee for bonds issued by consolidated subsidiaries of the Company and to make the statements and to take the required actions necessary for successful issuance of bonds. Furthermore, the authorization shall include the option to grant to holders/creditors of such bonds Siemens shares to the extent holders/creditors of convertible bonds or warrants under warrant bonds exercise their conversion or option rights or fulfill their obligation to convert or exercise the option or to the extent shares are delivered pursuant to a put option. The authorization for the issue of bonds shall expire on January 27, 2019. The issue of the bonds and/or warrants may be implemented once or several times, wholly or in part, or simultaneously in different tranches. All partial bonds belonging to a particular tranche issued shall rank pari passu. The principal amount or an issue price of bonds below the principal amount may also be chosen such that it corresponds to the pro rata amount of the capital stock represented by the shares to be issued, i.e., it need not necessarily exceed such amount.

The conversion or exercise price must not be less than 80% of the market price of the Siemens share as quoted by the Xetra trading system (or a comparable successor system). The calculation shall be based on the average closing price over the ten trading days prior to the date on which the final Managing Board resolution is reached to submit an offer for the subscription of bonds or to the Company’s notice of acceptance following a public solicitation to submit subscription offers. In the event that subscription rights are traded, the closing market prices during the trading days on which the subscription rights are traded shall apply, with the exception of the last two trading days of subscription rights trading. In the case of bonds with mandatory conversion or with an obligation to exercise the option right or a put option entitling the issuer to deliver shares, the conversion or exercise price may either at least equal the minimum price set out above or correspond to the average closing price of the Siemens share in the Xetra trading system (or a comparable successor system) over the ten trading days prior to or after the date of final maturity of the bonds or warrants, respectively, even if this average price is below the minimum price (80%) set out above. Section 9 (1) and Section 199 (2) German Stock Corporation Act (AktG) shall remain unaffected.

In case of warrant bonds being issued, one or several warrants shall be attached to each partial bond entitling and/or obliging the holder/creditor to subscribe to Siemens shares or including a put option entitling the issuer to deliver shares, subject in each case to the terms and conditions of the bonds or warrants. The respective warrants may be detachable from the respective partial bonds. The terms and conditions of the bonds or the warrants may also provide that payment of the option price can also be fulfilled by transferring partial bonds (exchange) and, as the case may be, with an additional cash payment.

In the case of convertible bonds being issued, the holders/creditors of the convertible bonds shall be entitled and/or obliged to convert them into Siemens shares, subject to the terms and conditions of the convertible bonds. The conversion ratio is obtained by dividing the principal amount or the lower issue price of a convertible bond by the conversion price stipulated for one Siemens share.

The pro rata amount of the capital stock represented by the shares to be subscribed for on the basis of one convertible bond or, in the case of an exchange, of one warrant bond, must not exceed the principal amount or the lower issue price of the bond.

The authorization shall also include the option, subject to the terms and conditions of the bonds and/or the warrants, to provide dilution protection and/or other adjustments under certain circumstances. Dilution protection or other adjustments may be provided for in particular if the Company changes its capital structure during the term of the bonds and/or warrants (e.g. through a capital increase, a capital decrease or a stock split), but also in connection with dividend payouts, the issue of additional convertible and/or warrant bonds, transformation measures, and in the case of other events affecting the value of the options or conversion rights that may occur during the term of the bonds and/or warrants (e.g. control gained by a third party). Dilution protection or other adjustments may be provided particularly by granting subscription rights, by changing the conversion or exercise price, and by amending or introducing cash components.

The Managing Board shall be authorized to determine the further terms and conditions of the bond and/or warrant issues or to establish such terms and conditions by mutual agreement with the respective issuing consolidated subsidiary. The terms and conditions may in particular include the following aspects:

•

whether, rather than servicing from conditional capital, the delivery of shares from an authorized capital, the delivery of treasury shares, payment of the equivalent amount in cash or transfer of other listed securities may be provided for;

•	whether the conversion or exercise price or the conversion ratio should be determined at the time of bond issue or by means of future market prices within predetermined margins;

•	whether and how a conversion ratio should be rounded;

•	whether an additional cash payment or a compensation in cash should be specified in the case of fractional amounts;

•

how, in the case of mandatory conversions, the fulfillment of obligations to exercise the option right or delivery rights under a put option, details are to be determined regarding the exercise, fulfillment of obligations or rights, deadlines and determination of conversion or exercise prices;

•

whether the bonds should be issued in euros or in the legal currency of an OECD country other than euros. For the purpose of determining the maximum aggregate principal amount of this authorization in the case of issues in foreign currencies, the principal amount of the bonds shall in each case be converted into euros on the day when the decision of the issue thereof is taken.

As a matter of principle, the bonds must be offered to shareholders for subscription, including the option of issuing them to banks or enterprises within the meaning of Section 186 (5) sentence 1 German Stock Corporation Act (AktG) with the obligation that they must be offered to shareholders for subscription. However, the Managing Board shall be authorized to exclude shareholders’ subscription rights with the approval of the Supervisory Board,

•

provided that the bonds are issued in exchange for cash payment and the issue price of the bonds is not significantly lower than their theoretical market price computed in accordance with accepted actuarial methods. The notional share in the capital stock that is attributable to shares to be issued as a result of bonds issued under this authorization must not exceed 10% of the capital stock at the time when such authorization takes effect or, if this amount is lower, at the time at which it is exercised. In determining this limit, shares shall be taken into account which, during the term of this authorization until its use, are issued or disposed of by direct or mutatis mutandis application of Section 186 (3) sentence 4 German Stock Corporation Act (AktG), as well as shares which are to be issued or granted due to a convertible bond and/or warrant bond issued during the term of this authorization based on the use of another authorization under exclusion of the subscription right in accordance with these provisions;

•

if the bonds are issued in exchange for contributions or considerations in kind, in particular in the context of business combinations or for the purpose of acquiring (also indirectly) companies, businesses, parts of companies, participations or other assets or rights to acquire assets, including receivables against the Company or its consolidated subsidiaries;

•	to the extent that the exclusion is necessary with regard to fractional amounts resulting from the subscription ratio;

•

in order to grant holders/creditors of conversion or option rights or respective conversion or option obligations on Siemens shares subscription rights as compensation against the effects of dilution to the extent to which they would be entitled upon exercising such rights or fulfilling such obligations.

Under this authorization, bonds may only be issued under exclusion of the subscription right, if the total of new shares to be issued on the basis of such bond, together with new shares issued by the Company during the term of this authorization based on another authorization under exclusion of the subscription right or to be issued on the basis of a convertible bond and/or warrant bond issued during the term of this authorization based on the use of another authorization under exclusion of the subscription right, does, in mathematical terms, not exceed 20% of the capital stock at the time this authorization takes effect.

d)	In order to grant shares of stock to holders/creditors of convertible bonds or warrant bonds issued under the authorization pursuant to Agenda Item c) above, the capital stock shall be conditionally increased by up to €240,000,000 through the issuance of up to 80,000,000 shares of no par value registered in the names of the holders (Conditional Capital 2014). The conditional capital increase shall be effected through the issuance of up to 80,000,000 shares of no par value registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued and only to the extent to which holders/creditors of convertible bonds or warrants under warrant bonds issued until January 27, 2019 under the authorization of the Managing Board pursuant to Agenda Item c) above by Siemens AG or any of its consolidated subsidiaries exercise their conversion or option rights, fulfill their conversion or option obligations, or to the extent a delivery under a put option is effected, and provided that no other forms of fulfillment of delivery are used. The new shares of stock shall be issued at the conversion or exercise prices determined in each case in the terms and conditions of the bonds and/or the warrants in accordance with the above-mentioned authorization. The Managing Board shall be authorized to determine the further details of the implementation of the conditional capital increase.

e)	Section 4 (10) of the Articles of Association shall be restated as follows:

“10.	The capital stock is conditionally increased by up to €240,000,000. The conditional capital increase shall be effected through the issuance of up to 80,000,000 shares of no par value registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued and only to the extent to which holders/creditors of convertible bonds or warrants under warrant bonds issued until January 27, 2019 by Siemens AG or any of its consolidated subsidiaries under the authorization of the Managing Board granted by the Annual Shareholders’ Meeting of January 28, 2014 exercise their conversion or option rights, fulfill their conversion or option obligations, or to the extent a delivery under a put option is effected, and provided that no other forms of fulfillment of delivery are used. The new shares of stock shall be issued at the conversion or exercise prices determined in each case in the terms and conditions of the bonds and/or the warrants in accordance with the above-mentioned authorization (Conditional Capital 2014). The Managing Board shall be authorized to determine the further details of the implementation of the conditional capital increase.”

f)	The Supervisory Board shall be authorized to amend Section 4 of the Articles of Association depending on the use of the Conditional Capital 2014. The same shall apply in the event that the authorization to issue convertible bonds or warrant bonds has not been used upon expiration of the effective term of the authorization and in the event that the Conditional Capital 2014 has not been used or has not been fully used after expiration of all conversion or option periods.

g)	The cancelation of the previous authorization and of the corresponding Conditional Capital 2011 and the creation of the new authorization as well as of the corresponding Conditional Capital 2014 pursuant to Agenda Item 9 a) to f) above represent a uniform resolution; without registration of the new Conditional Capital 2014 with the commercial register, the cancelation of the authorization resolved on by the Annual Shareholders’ Meeting on January 25, 2011 under Agenda Item 13 for the issue of convertible bonds and/or warrant bonds as well as of the Conditional Capital 2011 in the amount of €270,000,000 shall not take effect. Accordingly, the Managing Board is instructed to apply for registration of the cancelation of the Conditional Capital 2011 and the resolution on the creation of the new Conditional Capital 2014 with the commercial register with the proviso that registration of the cancelation of the existing Conditional Capital 2011 will not be effected until it is safeguarded that immediately thereafter the resolution on Section 4 (10) of the Articles of Association will be registered.

10.	To resolve on the cancelation of Conditional Capital no longer required and related amendments to the Articles of Association

On February 18, 1999 and February 22, 2001, the Annual Shareholders’ Meetings resolved under Agenda Item 8 and 13 respectively the creation of a Conditional Capital 1999 and a Conditional Capital 2001, which, in their current versions, are provided for in Section 4 (5) and (6) of the Articles of Association. Either Conditional Capital was intended for servicing stock options issued as part of the Siemens stock option plans of 1999 and 2001 proposed for adoption at the Annual Shareholders’ Meetings in these two years. All stock options issued under these plans have already been exercised or forfeited. Further stock options can no longer be issued under these plans. The Conditional Capital 1999 and the Conditional Capital 2001 are therefore no longer required and should, to the extent that they still exist, be canceled. Section 4 (5) and (6) of the Articles of Association should be deleted.

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

a)	The Conditional Capital 1999 resolved on by the Annual Shareholders’ Meeting on February 18, 1999 under Agenda Item 8 and provided for in its current version in Section 4 (5) of the Articles of Association, and the Conditional Capital 2001 resolved on by the Annual Shareholders’ Meeting on February 22, 2001 under Agenda Item 13 and provided for in its current version in Section 4 (6) of the Articles of Association shall, to the extent that they still exist, be canceled. Section 4 (5) and (6) of the Articles of Association shall be deleted.

b)	The previous numbering of the subsequent subsections 7 to 10 in the Articles of Association shall be adjusted. Former subsection 7 – in the amended version as per the resolution on Agenda Item 8 – shall become subsection 5, former subsection 8 shall become subsection 6, former subsection 9 shall become subsection 7, and former subsection 10 – in the amended version as per the resolution on Agenda Item 9 – shall become subsection 8.

c)	The Managing Board shall be instructed to apply for the registration of the cancelation of the Conditional Capital 1999 and the Conditional Capital 2001 as well as of the changes to the Articles of Association stated under Agenda Item 10 a) and b) in the commercial register such that they are entered only after the registration of the Authorized Capital 2014 to be resolved on under Agenda Item 8 and of the Conditional Capital 2014 to be resolved on under Agenda Item 9.

11.	To resolve on the adjustment of Supervisory Board compensation and related amendments to the Articles of Association

In July 2013, the Supervisory Board resolved on the establishment of a Compensation Committee which shall prepare the proposals for decisions by the Supervisory Board’s plenary meetings regarding the system of Managing Board compensation, including the implementation of this system in the Managing Board contracts, the definition of the targets for variable Managing Board compensation, the determination and review of the appropriateness of the total compensation of individual Managing Board members and the approval of the annual Compensation Report. In addition, the committee shall prepare the regular review by the Supervisory Board’s plenary meetings of the system of Managing Board compensation. The German Corporate Governance Code recommends that chair and memberships in a Supervisory Board committee be considered when compensating the members of the Supervisory Board. Accordingly, services on the Compensation Committee should also be compensated separately. However, if members of the Supervisory Board are entitled to a compensation due to their services on the Chairman’s Committee, their services on the Compensation Committee shall be paid only in the amount, if any, by which their compensation for services in the Chairman’s Committee is exceeded.

As in the future the Finance and Investment Committee of the Supervisory Board will take up the topic of innovation and, for this reason, be renamed the Innovation and Finance Committee, the Articles of Association should be changed accordingly.

In other respects, the revised provisions proposed to the Annual Shareholders’ Meeting regarding the compensation of Supervisory Board members have no effect on the provisions governing Supervisory Board compensation adopted by the Annual Shareholders’ Meeting of January 25, 2011.

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

a)	Section 17 of the Articles of Association shall be amended to read as follows:

“1.	The members of the Supervisory Board shall receive a basic annual compensation of €140,000; the Chairman of the Supervisory Board shall receive a basic annual compensation of €280,000, and each Deputy Chairman of €220,000. For their services on the Supervisory Board committees, additional compensation shall be paid as follows:

a)	€160,000 to the Chairman of the Audit Committee and €80,000 to every other member of the Audit Committee;

b)	€120,000 to the Chairman of the Chairman’s Committee and €80,000 to every other member of the Chairman’s Committee;

c)	€100,000 to the Chairman of the Compensation Committee and €60,000 to every other member of the Compensation Committee; if the Supervisory Board member concerned is entitled to a compensation pursuant to subsection 1 (b) due to his or her services on the Chairman’s Committee, his or her services on the Compensation Committee shall be paid only in the amount, if any, by which his or her compensation for services in the Chairman’s Committee is exceeded;

d)	€80,000 to the Chairman of the Innovation and Finance Committee and €40,000 to every other member of the Innovation and Finance Committee;

e)	€80,000 to the Chairman of the Compliance Committee and €40,000 to every other member of the Compliance Committee; compensation pursuant to the present subsection 1 (e) shall not be granted if the Supervisory Board member concerned is entitled to a compensation pursuant to subsection 1 (a) due to his or her services on the Audit Committee.

2.	In case there are changes on the Supervisory Board and/or its committees, the compensation shall be in proportion to the term of office, with parts of months being rounded up to full months. If a Supervisory Board member fails to attend a meeting of the Supervisory Board, one-third of the overall compensation pursuant to subsection 1 above shall be reduced by a percentage equal to the percentage of meetings the Supervisory Board member has not attended relative to the total number of meetings held in the fiscal year.

3.	The remuneration shall be payable after the close of the Annual Shareholders’ Meeting at which the annual financial statements for the fiscal year just ended are submitted or which resolves on the approval thereof.

4.	In addition, an attendance fee of €1,500 shall be paid to every member of the Supervisory Board for each meeting of the Supervisory Board or its committees he or she attended.

5.	The Supervisory Board members shall be included in a D&O liability insurance for board members and certain employees of the Siemens Group maintained by the Company in the Company’s interests that, where existing, will provide reasonable coverage against financial damages. The premiums for this insurance policy shall be paid by the Company. Furthermore, the Company will reimburse the members of the Supervisory Board for expenses incurred and for sales taxes to be paid on their compensation.”

b)	The amendment to the Articles of Association described in Agenda Item 11 a) above shall replace the current regulations regarding the compensation of the members of the Supervisory Board upon becoming effective, and shall apply for the first time to the fiscal year that began on October 1, 2013.

Further information, details, and reports

Information on the Supervisory Board candidate proposed for election under Agenda Item 7

Jim Hagemann Snabe, Copenhagen, Denmark,

Co-Chief Executive Officer of SAP AG and Director of Snabe ApS

Personal information:

Date of birth: October 27, 1965

Place of birth: Egedal, Denmark

Education:

•	Studies and MA in Operational Research and Finance, Aarhus School of Business, Denmark

Professional career:

1990-1994	SAP AG – Consultant, head of consulting at the Danish subsidiary of SAP
1994-1996	IBM Danmark ApS, Lyngby, Denmark – Practise Leader of Management Consulting Practise, Europe
1996-2008	SAP AG – Various management functions in the SAP Group (managing director of the Swedish subsidiary of SAP, managing director of the SAP Nordic region, member of the SAP EMEA management team, member of the global development unit, chief operating officer of the business solution group, head of application development)
2008-2010	SAP AG – Member of the Managing Board responsible for Research and Development
since 2010	Co-Chief Executive Officer of SAP AG

Mr. Snabe has announced that he intends to resign from the Managing Board of SAP AG and stand as a candidate for the Supervisory Board at the next Annual General Meeting of SAP.

Membership in domestic supervisory boards whose establishment is required by law:

•	Siemens Aktiengesellschaft, Berlin and Munich (since October 2013)

Membership in comparable domestic or foreign controlling bodies of business enterprises:

•	Bang & Olufsen A/S, Stuer, Denmark (Deputy Chairman)
•	Danske Bank A/S, Copenhagen, Denmark
•	SAP LABS, LLC, Palo Alto, California, USA (Group company position; up to May 2014)
•	SuccessFactors, Inc., San Mateo, California, USA (Group company position; up to May 2014)
•	Syclo LLC, Hoffman Estates, Illinois, USA (Group company position; up to May 2014)

With regard to Section 5.4.1 of the German Corporate Governance Code, it is hereby declared that, in the appraisal of the Supervisory Board, Mr. Snabe has no personal or business relations subject to disclosure requirements under this provision with Siemens AG or its consolidated subsidiaries, the governing bodies of Siemens AG, or with a shareholder holding a material interest in Siemens AG.

Report of the Managing Board on Agenda Item 8

It will be proposed at the Annual Shareholders’ Meeting that an Authorized Capital 2014 of in total up to €528,600,000 through the issuance of up to 176,200,000 shares of no par value registered in the names of the holders be created. The new Authorized Capital 2014 shall be available for capital increases against contributions in cash and/or contributions in kind and can also be used in installments. Thereby, the total amount may not be exceeded. The new Authorized Capital 2014 is designed to replace the Authorized Capital 2009 that will expire on January 26, 2014 and has so far not been utilized by the Company. The Authorized Capital 2014 shall enable the Company to act quickly and flexibly without the need to wait for the Annual Shareholders’ Meeting or an extraordinary shareholders’ meeting. If this new authorization were utilized to the full, the proposed amount of the new Authorized Capital of up to 176,200,000 new shares would result in a 20% increase in the current capital stock.

If the Authorized Capital 2014 is utilized, shareholders shall generally be entitled to subscription rights in the event of capital increases against contributions in cash. However, the authorization sought provides that the Managing Board may exclude, with the approval of the Supervisory Board, shareholders’ subscription rights with regard to fractional amounts. The reasonable and market-conforming exclusion of shareholders’ subscription rights with regard to such fractional amounts, if any, is intended to allow the authorization to be used for round amounts and thus facilitate ease of handling.

Moreover, the Managing Board may exclude, with the approval of the Supervisory Board, subscription rights in order to grant holders/creditors of conversion or option rights or respective conversion or option obligations on Siemens shares subscription rights as compensation against the effects of dilution to the extent to which they would be entitled upon exercising such rights or fulfilling such obligations. This enables a market conforming means of dilution protection for the creditors of these instruments who are then treated as if they were already shareholders. In order to protect the bonds from dilution, shareholders’ rights to subscribe for such shares must be excluded.

In addition, the Managing Board may exclude subscription rights, with the approval of the Supervisory Board, if the new shares are issued against contributions in cash at a price that is not significantly lower than the stock market price of the Siemens shares already listed. When determining the final selling price, Management shall keep any possible markdown on the quoted stock market price as low as possible, taking into account current market conditions. This authorization enables the Company to leverage market opportunities quickly and flexibly and cover capital requirements at short notice. The Company should be in a position, for example, to issue new shares to one or more institutional investors or to enlarge its investor base. By excluding shareholders’ subscription rights, it is possible to place the shares close to the stock market price, i.e. the discount normally associated with rights issues is eliminated. The part of the capital stock mathematically attributable to the shares issued under this kind of facilitated exclusion of subscription rights must not exceed 10% of the capital stock at the time the authorization takes effect or, if this amount is lower, at the time at which it is exercised. This meets the shareholders’ interest in being protected against dilution of their percentage ownership in the Company. Furthermore, shareholders may in principle purchase shares on the market under comparable terms and conditions if they want to maintain the level of their equity interest in the Company. The 10% limit includes shares issued or disposed of by direct or mutatis mutandis application of Section 186 (3) sentence 4 of the German Stock Corporation Act (AktG) during the term of this authorization up to the time of it being exercised. Likewise included are shares to be issued or granted on the basis of a convertible bond or warrant bond issued during the term of this authorization, with shareholders’ subscription rights excluded in accordance with this provision.

With the approval of the Supervisory Board, it shall be possible to exclude shareholders’ subscription rights in full in the event of capital increases against contributions in kind, in order to also afford the Company the option of offering Siemens shares quickly and flexibly as consideration for claims arising from the preparation, implementation, application or processing of transactions involving the legal or statutory acquisitions or business combinations, without having to take recourse to the stock markets. Siemens AG is faced with global competition. It must be able at all times to act quickly and flexibly on the international and regional markets in the interests of its shareholders. This also includes the acquisition at short notice of companies, businesses, parts of businesses, participations or other assets or claims for the acquisition of assets, including claims against the Company or any of its consolidated subsidiaries, in order to improve its competitive position. Siemens shares may serve as an appropriate or even necessary consideration for conserving liquidity or meeting sellers’ expectations. The proposed exclusion of shareholders’ subscription rights in the event of capital increases against contributions in kind takes account of this objective.

The total amount of shares issued in accordance with this authorization, in exchange for contributions in cash and in kind and with shareholders’ subscription rights excluded, may, in mathematical terms, not exceed 20% of the capital stock at the time this authorization takes effect. This limit also includes new shares issued by the Company from the Authorized Capital 2011 during the term of this authorization, in exchange for contributions in cash and with shareholders’ subscription rights excluded. It also includes new shares to be issued on the basis of a convertible bond or warrant bond issued during the term of this authorization, with shareholders’ subscription rights excluded.

There are currently no specific plans to make use of the new Authorized Capital 2014. Such global authorizations providing for the option to exclude shareholders’ subscription rights are common practice on a national and international level. The Managing Board will carefully consider on a case-by-case basis whether utilization of the Authorized Capital 2014 would be in the interests of the Company and its shareholders. The Managing Board will report to the Annual Shareholders’ Meeting on any utilization of the Authorized Capital 2014.

Report of the Managing Board on Agenda Item 9

An adequate capital structure and appropriate financing are essential prerequisites for the development of the Company. By issuing convertible bonds and/or warrant bonds (hereinafter referred to as “bonds”), the Company is able to use attractive financing opportunities depending on the market situation and its financing necessities for example in order to raise debt capital at favorable interest rates. Furthermore, the issue of convertible bonds or warrant bonds, potentially in addition to other instruments such as a capital increase, may serve to broaden the investor spectrum, including what are known as anchor investors. In February 2012, the Company made use of its authorization resolved by the Annual Shareholders’ Meeting on January 26, 2010 under Agenda Item 10, issued two warrant bonds under facilitated exclusion of subscription rights in accordance with Section 186 (3) sentence 4 German Stock Corporation Act (AktG) and thus partially utilized the scope of 10% of the capital stock. Therefore, the Managing Board shall again be authorized to issue further convertible bonds and/or warrant bonds, this time with broader options of use, in particular also in exchange for contributions or considerations in kind, and a corresponding Conditional Capital 2014 shall be resolved on. The authorization to issue convertible bonds and/or warrant bonds resolved on by the Annual Shareholders’ Meeting on January 25, 2011 under Agenda Item 13, which has thus far not been utilized, and the corresponding Conditional Capital 2011 in Section 4 (10) of the Articles of Association shall be canceled in order to provide the aforementioned options and to extend the term of the authorization.

The authorization being sought under Agenda Item 9 is designed for issuing bonds in a principal amount of up to €15,000,000,000 with conversion or option rights or obligations entitling or obliging the holders/creditors to subscribe to stock of Siemens AG. For this purpose, up to 80,000,000 new Siemens shares from the new Conditional Capital 2014 shall be provided for, representing a pro rata amount of up to €240,000,000 of the capital stock. Full utilization of the proposed authorization would enable the issue of bonds granting subscription rights equaling approx. up to 9.1% of the Company’s current capital stock. The authorization shall expire on January 27, 2019.

The Company, possibly also through its consolidated subsidiaries, shall be entitled to raise funds through the issue of bonds in euros as well as in other legal currencies of OECD countries. The terms and conditions of the bonds shall also provide for the option of an obligation to exercise the conversion or option rights or a delivery right of the issuer under a put option. Furthermore, the terms and conditions shall also provide for the option of fulfilling the rights under the bonds by using treasury shares, by paying the corresponding amount in cash or by transferring other listed securities.

The conversion and/or exercise price must not be lower than a minimum issue price that is computed in accordance with detailed procedures. The basis for the computation is in each case the stock exchange price of Siemens shares prevailing at the time of placement of the bonds; alternatively, in case of conversion or option obligations or a delivery right under a put option, the stock exchange price of Siemens shares prevailing at the time of the final maturity date of the bonds or warrants, as the case may be. Without prejudice to Section 9 (1) and Section 199 (2) German Stock Corporation Act (AktG), the conversion or exercise price may be adjusted by virtue of a dilution protection or adjustment clause subject to a more precise definition of the terms and conditions of the bonds if the Company, for example, changes its capital structure during the term of the bonds or warrants (e.g. through a capital increase, a capital decrease or a stock split). Furthermore, dilution protection or other adjustments may be provided for in connection with dividend payouts, the issue of additional convertible and/or warrant bonds, transformation measures, and in the case of other events affecting the value of the option and/or conversion rights that may occur during the term of the bonds or warrants (e.g. control gained by third parties). Dilution protection or other adjustments may be provided in particular by granting subscription rights, by adjustments of the conversion/option price as well as by amending or introducing cash components.

As a matter of principle, shareholders shall have subscription rights with regard to this type of bond issue. In order to facilitate ease of handling, however, it is intended to provide for the option to make use of the possibility of issuing the bonds to banks or enterprises within the meaning of Section 186 (5) sentence 1 German Stock Corporation Act (AktG) with the obligation that they must be offered to shareholders for purchase in accordance with their subscription rights. In the cases referred to in the authorization, however, the Managing Board shall also be authorized to exclude the subscription rights with the approval of the Supervisory Board.

Pursuant to Section 221 (4) sentence 2 German Stock Corporation Act (AktG), the provisions of Section 186 (3) sentence 4 German Stock Corporation Act (AktG) apply mutatis mutandis to the exclusion of subscription rights when convertible bonds or warrant bonds are issued. On the basis of the legal restriction in this connection that forms part of the authorization, the limit for the exclusion of subscription rights of up to 10% of the capital stock stipulated in the above provision is not exceeded. The notional share in the capital stock that is attributable to shares to be issued as a result of bonds issued under this authorization must not exceed 10% of the capital stock at the time when such authorization takes effect or, if this amount is lower, at the time at which it is exercised. When determining this limit, shares shall also be taken into account which, during the term of this authorization until its use, are issued or disposed of by direct or mutatis mutandis application of Section 186 (3) sentence 4 German Stock Corporation Act (AktG), as well as shares which are to be issued or granted due to a convertible bond and/or warrant bond issued during the term of this authorization based on the use of another authorization under exclusion of the subscription right in accordance with these provisions.

Placements that exclude shareholders’ subscription rights provide a platform for the Company to take advantage of favorable situations on the capital market at short notice and thus achieve a significantly higher inflow of funds than in the case of issues retaining subscription rights. If issues provide for the retention of subscription rights, uncertainty about the utilization of such rights would put a successful placement at risk or at least burden it with additional expenses. Terms and conditions that are favorable for the Company and that reflect market conditions can be achieved only if the Company is not bound by these terms for an excessively long offering period. Otherwise a substantial discount would be required in order to ensure the attractiveness of the terms and conditions and thus the success of the issue over the entire offering period. Moreover, if foreign currencies are included, the effects of exchange rate fluctuations can be mitigated if the subscription rights are excluded and the offer period is appropriately reduced.

To ensure that the interests of shareholders are safeguarded, the bonds are issued at a price that is not significantly lower than the theoretical market price computed in accordance with accepted actuarial methods. In determining the price and taking into account the then current capital market situation, the Managing Board will keep the discount on that market price as small as possible, thus reducing the financial value of a subscription right in respect of the bonds to near zero. As a result, existing shareholders will not suffer a material economic disadvantage following the exclusion of their subscription rights. In addition, to protect themselves against any negative dilutive effects, they have the opportunity to maintain their percentage equity ownership interests in the Company’s capital stock by purchasing the necessary shares on the stock exchange as close as possible to the time of determination of the terms of issue of the bonds.

Furthermore, the subscription right can also be excluded if the bonds are issued in exchange for contribution in kind or consideration in kind. Among other things, this is intended to enable the Managing Board to use the bonds also as an “acquisition currency” to acquire such contributions or considerations in kind against transfer of such financing instruments, in each case on an opportunistic basis in connection with business combinations or for the purpose of acquiring (also indirectly) companies, businesses, parts of companies, participations or other assets or rights to acquire assets, including receivables against the Company or its consolidated subsidiaries. Business expansions realized by way of acquisition of companies or participations in companies normally require quick decisions. The proposed authorization enables the Managing Board to react in a quick and flexible manner to advantageous offers or other opportunities arising on national or international markets and to seize business expansion opportunities by acquiring companies or participations in companies against the issuance of bonds in the interest of the Company and its shareholders. The Managing Board will carefully review in each case whether it should use the authorization to issue bonds under exclusion of shareholders’ subscription rights where actual opportunities for the acquisition of assets, in particular companies or participations in companies, arise. The Managing Board will not exclude the shareholders’ subscription rights unless this would be in the Company’s best interests.

In addition, as a result of the spin-off and transfer of all the shares in OSRAM Beteiligungen GmbH to OSRAM Licht AG, certain adjustments became necessary in connection with the terms and conditions of the warrants pertaining to the bonds issued in 2012 by Siemens Financieringsmaatschappij N.V., Den Haag, Netherlands. As of July 5, 2013, the warrants were adjusted in accordance with their terms and conditions to the effect that, upon exercise of the option right, the holders of the warrants now also receive shares in OSRAM Licht AG in addition to the shares in Siemens AG. This results in delivery obligations extending to shares in a company that is no longer part of the Siemens Group, and related accounting effects. An exchange of the warrant bonds against bonds that relate exclusively to Siemens shares may be in the Company’s interest, in particular with a view to future market developments. This, too, is made possible by the proposed exclusion of subscription rights, without such an exchange being currently planned. Also in this respect, the Managing Board will not exclude the shareholders’ subscription rights unless this would be in the Company’s best interests.

The remaining proposed instances of exclusion of shareholders’ subscription rights are designed to facilitate the process of bond issue. The exclusion in the case of fractional amounts is a reasonable and market-conforming means for achieving a practical subscription ratio. The exclusion of shareholders’ subscription rights for the benefit of holders/creditors of outstanding bonds is in line with common market practice and has the advantage that the conversion or exercise price of the already outstanding bonds, which are commonly equipped with an anti-dilution mechanism, does not have to be reduced. As a result, the attractiveness of a bond issue may be enhanced by placing the bonds in several tranches, thus raising a higher total inflow of funds. Therefore, the proposed exclusions of shareholders’ subscription rights are in the interests of the Company and its shareholders.

Under this authorization, bonds may only be issued under exclusion of the subscription right, if the total of new shares to be issued on the basis of such bond, together with new shares issued by the Company during the term of this authorization based on another authorization under exclusion of the subscription right or to be issued on the basis of a convertible bond and/or warrant bond issued during the term of this authorization based on the use of another authorization under exclusion of the subscription right, does, in mathematical terms, not exceed 20% of the capital stock at the time this authorization takes effect.

The Conditional Capital 2014 is required in order to be able to fulfill conversion and/or option rights or conversion or option obligations or delivery rights under an option on or in respect of Siemens shares attached to bonds, unless other types of fulfillment are used to ensure delivery.

There are currently no concrete plans to make use of the authorization to issue convertible bonds and/or warrant bonds. The Managing Board will carefully consider on a case-by-case basis whether use of the authorization would be in the interests of the Company and its shareholders. The Managing Board will report to the Annual Shareholders’ Meeting on any use of the authorization.

Total number of shares and voting rights

At the time of giving Notice of the Annual Shareholders’ Meeting, the Company’s capital stock amounts to 881,000,000 shares of no par value, with each share entitling to one vote. The total number of voting rights thus amounts to 881,000,000. Of these 881,000,000 shares, 36,653,920 shares are held as treasury shares from which the Company derives no rights.

Prerequisites for attending the Annual Shareholders’ Meeting and for exercising the voting rights

Notification of attendance

Only those shareholders are entitled to attend and vote at the Annual Shareholders’ Meeting who are recorded as shareholders of the Company in the Company’s share register and who have submitted timely notification of attendance at the Annual Shareholders’ Meeting. The notification of attendance must be received by the Company no later than Tuesday, January 21, 2014.

Shareholders who are registered in the Company’s share register may submit their notification of attendance in text form in the German or English language to Siemens AG at the following address:

Siemens Hauptversammlung 2014

c/o ADEUS Aktienregister-Service-GmbH

20636 Hamburg, Germany

Telefax: +49 (0) 89/380090592

E-mail: hv-service.siemens@adeus.de

or by using the password-protected Internet Service for the Annual Shareholders’ Meeting electronically via the Internet at

www.siemens.com/agm-service

You can obtain online access by entering your Shareholder Control Number and the related Personal Identification Number (PIN), both of which are contained in the materials sent to you. Instead of their PIN, shareholders who have registered for electronic delivery of invitations to Shareholders’ Meetings with an Access Password selected by them upon registration must use this Access Password. Further information on the attendance notification procedure is provided on the Attendance Notification Form (which may also be used to assign a proxy and vote by absentee voting) sent to you together with the Notice of Annual Shareholders’ Meeting, as well as at the above-mentioned website. After timely notification of your attendance, you may use our Internet Service to change your admission ticket order, absentee votes, proxy authorization or voting instructions until the end of the general debate on the day of the Annual Shareholders’ Meeting. Special conditions apply to the use of our Internet Service for notification of attendance from credit institutions, shareholders’ associations or persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG). Detailed information can be found on the above-mentioned website.

Credit institutions, shareholders’ associations and persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) are not entitled to vote such shares not owned by them, but recorded under their name in the Company’s share register (commonly referred to as nominee or “street name” registration), unless they have the shareholder’s authority.

Holders of American Depositary Receipts (ADRs) may obtain further information through Deutsche Bank Trust Company Americas, c/o AST & Trust Co, 6201 15th Avenue, Brooklyn, NY 11219, USA (phone: +1 866 706 8374, e-mail: DB@amstock.com).

Please note that due to the historically high number of attendance notifications received for our Annual Shareholders’ Meeting, it is necessary to limit the number of admission tickets sent to shareholders to generally one ticket per shareholder. Without wishing to restrict your right to attend, we request that you notify your attendance as early as possible and only if you seriously intend to attend the Annual Shareholders’ Meeting. This will facilitate organization of the Annual Shareholders’ Meeting.

Shareholders of record or their duly appointed proxies entitled to attend the Annual Shareholders’ Meeting will be issued admission tickets and voting cards.

Free disposability of shares

Shareholders may dispose of their shares even after having registered for attendance at the Annual Shareholders’ Meeting. The right to attend and vote is based on the shareholding evidenced by entry in the Company’s share register as of the date of the Annual Shareholders’ Meeting. This shareholding will correspond to the number of shares registered at the end of the closing date of the notification period, since applications for registration in the Company’s share register received from January 22, 2014 through January 28, 2014 will be processed and considered only with effect after the Annual Shareholders’ Meeting on January 28, 2014. The technical record date is therefore the end of January 21, 2014.

Proxy voting procedure

Shareholders who are registered in the Company’s share register are entitled to appoint a proxy representative – such as a credit institution or a shareholders’ association – and to delegate to this representative their authority to vote their shares at the Annual Shareholders’ Meeting. Here again, timely notification of attendance must be given by the shareholder or the duly authorized proxy (see “Notification of attendance” above).

A proxy authorization, its revocation and evidence of proxy authorization vis-à-vis the Company must be provided in text form or via the above-mentioned Internet Service for the Annual Shareholders’ Meeting (by entering the Shareholder Control Number and the related Personal Identification Number (PIN) or the Access Password) if neither a credit institution nor a shareholders’ association nor persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) are authorized. Please use the Attendance Notification Form sent to you together with the Notice of Annual Shareholders’ Meeting and send it to the above-mentioned address. Credit institutions, shareholders’ associations and persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) may stipulate different requirements with regard to their own appointment as proxies.

As a special service, we offer our shareholders, as in the past, the option of delegating, to employees of the Company, their authority to vote their shares at the Annual Shareholders’ Meeting in accordance with their voting instructions. Again, the required authorization may be given at the above-mentioned website (by way of the Shareholder Control Number and the related Personal Identification Number (PIN) or Access Password), or by returning the forms sent to you. Please note that these proxy representatives can only vote your shares on agenda items on which you have given voting instructions, and that they may not accept instructions on proposals of procedure prior to or during the Annual Shareholders’ Meeting. By the same token, these proxy representatives will not accept any instructions for requests to speak, to raise objections against resolutions of the Annual Shareholders’ Meeting, or to ask questions or submit proposals.

Further details regarding the proxy voting procedure are provided on the Attendance Notification Form sent to you together with the Notice of Annual Shareholders’ Meeting and at the above-mentioned website.

After timely notification of your attendance, you may use our Internet Service to change your proxy authorization or voting instructions until the end of the general debate on the day of the Annual Shareholders’ Meeting. Special conditions apply to the use of our Internet Service for notification of attendance from credit institutions, shareholders’ associations or persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG). Detailed information can be found on the above-mentioned website. When using our Internet Service for the Annual Shareholders’ Meeting, please note that you can neither vote on possible counterproposals or election nominations or other proposals not made available or brought forward prior to the Annual Shareholders’ Meeting in accordance with statutory provisions, nor give voting instructions with regard to such proposals. Likewise, no requests to speak, objections to resolutions of the Annual Shareholders’ Meeting, questions or proposals from shareholders can be accepted via the Internet Service for the Annual Shareholders’ Meeting.

Absentee voting procedure

Shareholders registered in the Company’s share register are entitled to submit their votes by way of absentee voting (voting by mail), even without attending the Annual Shareholders’ Meeting. Only those shareholders of record are entitled to vote by absentee voting who have submitted timely notification of attendance at the Annual Shareholders’ Meeting (see “Notification of attendance” above). Authorized credit institutions, shareholders’ associations and persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) may also take advantage of absentee voting.

Absentee voting shall be in writing or by using electronic communication. Please use the Attendance Notification Form sent to you together with the Notice of Annual Shareholders’ Meeting and send it to the above-mentioned address, or use our password-protected Internet Service for the Annual Shareholders’ Meeting via the above-mentioned Internet address (by entering your Shareholder Control Number and the related Personal Identification Number (PIN) or the Access Password).

Further details regarding the absentee voting procedure are provided on the Attendance Notification Form sent to you together with the Notice of Annual Shareholders’ Meeting and at the above website.

After timely notification of your attendance, you may use our Internet Service to change your voting by mail until the end of the general debate on the day of the Annual Shareholders’ Meeting. Special conditions apply to the use of our Internet Service for notification of attendance from credit institutions, shareholders’ associations or persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG). Detailed information can be found on the above-mentioned website. When using our Internet Service for the Annual Shareholders’ Meeting, please note that you cannot cast absentee votes either on possible counterproposals or on election nominations or on other proposals not made available or brought forward prior to the Annual Shareholders’ Meeting in accordance with statutory provisions. Likewise, no requests to speak, objections to resolutions of the Annual Shareholders’ Meeting, questions or proposals from shareholders can be accepted via the Internet Service for the Annual Shareholders’ Meeting.

Inquiries, proposals, election nominations, and information requests

(information on shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127, and Section 131 (1) of the German Stock Corporation Act (AktG))

Requests for additions to the agenda pursuant to Section 122 (2) of the German Stock Corporation Act (AktG)

Shareholders whose combined shares amount to at least one-twentieth of the capital stock or a proportionate ownership of at least €500,000 (the latter equivalent to 166,667 shares) may request that items be placed on the agenda and be published. Each new item must be accompanied by supporting information or a formal resolution proposal. The request must be submitted in writing to the Managing Board of Siemens AG and be received by the Company no later than midnight (CET) on December 28, 2013. Please use the following address to submit your respective requests:

Managing Board of Siemens AG

Wittelsbacherplatz 2

80333 Munich, Germany.

Unless made public at the same time as the Notice of Annual Shareholders’ Meeting, requests for additions to the agenda that are required to be published are published without undue delay upon receipt in the German Federal Gazette (Bundesanzeiger) and submitted for publication to those media which may be presumed to distribute the information throughout the European Union. In addition, such requests are published on the Internet at www.siemens.com/agm and communicated to the shareholders.

Counterproposals and election nominations pursuant to Section 126 (1) and Section 127 of the German Stock Corporation Act (AktG)

In addition, shareholders may submit to the Company counterproposals to Managing and/or Supervisory Board proposals relating to certain agenda items and may make election nominations. All counterproposals must be accompanied by supporting information. All counterproposals, election nominations and other inquiries by shareholders concerning the Annual Shareholders’ Meeting must be sent to:

Siemens Aktiengesellschaft

Governance & Markets

Investor Relations (GM IR)

Wittelsbacherplatz 2

80333 Munich, Germany

Telefax: +49 (0) 89/636-32830

or e-mailed to:

hv2014@siemens.com

Counterproposals and election nominations by shareholders to be made available, including the shareholder’s name and any supporting information to be made available, will be posted on the Internet at www.siemens.com/agm immediately upon their receipt. All counterproposals and election nominations relating to items on the present Agenda that are received at the above-mentioned address by midnight (CET) on January 13, 2014 will be considered. Management’s position, if any, on the counterproposals and election nominations will also be available at the above-mentioned website.

Right to obtain information pursuant to Section 131 (1) of the German Stock Corporation Act (AktG)

Every shareholder or shareholder representative present at the Annual Shareholders’ Meeting may request from the Managing Board information regarding the Company’s affairs, the Company’s legal and business relations with any affiliated companies, and the position of the Group and any companies included in the Consolidated Financial Statements, to the extent that such information is necessary to permit a proper evaluation of the relevant item on the agenda.

Additional explanations

Additional explanations regarding shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127, and Section 131 (1) of the German Stock Corporation Act (AktG) can be found on the Company’s website at www.siemens.com/agm.

Live transmission of the Annual Shareholders’ Meeting

As determined by the Chairman of the Meeting, the entire Annual Shareholders’ Meeting on January 28, 2014 will be webcast live for shareholders of Siemens AG over the Internet starting at 10:00 a.m. CET (www.siemens.com/agm-service). Shareholders of record will be able to obtain online access by entering their Shareholder Control Number and the related Personal Identification Number (PIN) specified in the materials sent to them. Instead of their PIN, shareholders who have registered for electronic delivery of invitations to the Shareholders’ Meeting with an Access Password selected by them upon registration must use this Access Password.

Furthermore, the speeches of the Chairman of the Supervisory Board and of the President and CEO may also be followed by other interested parties live over the Internet and will be available as a replay after the Annual Shareholders’ Meeting (www.siemens.com/agm). A recording of the live transmission in its entirety will not be made.

The live transmission of the Annual Shareholders’ Meeting does not allow for a participation in the Annual Shareholders’ Meeting within the meaning of Section 118 (1) sentence 2 of the German Stock Corporation Act (AktG).

Website where information pursuant to Section 124a of the German Stock Corporation Act (AktG) is available

The Notice of Annual Shareholders’ Meeting, together with the information and explanations required by law, is also available on our website at www.siemens.com/agm, where the information pursuant to Section 124a of the German Stock Corporation Act (AktG) can also be found.

The voting results will be posted at the same website after the Annual Shareholders’ Meeting.

The Notice of Annual Shareholders’ Meeting has been submitted for publication to those media which may be presumed to distribute the information throughout the European Union.

By order of the Managing Board

Siemens Aktiengesellschaft

This version of the Notice of Annual Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 6, 2013		/s/ DR. WERNER SCHICK
	Name:	Dr. Werner Schick
	Title:	Chief Counsel - Legal/Corporate

/s/ KAREN A. WALTER
	Name:	Karen A. Walter
	Title:	Senior Counsel - Legal/Capital Markets